UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-37829

AIOS Tech Inc.

(Registrant’s name)

Room 407, Tower 2, Harbour Centre

8 Hok Cheung Street, Hunghom, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On September 30, 2026, Ms. Yishi Huang tendered her resignation as an independent director of AIOS Tech Inc. (the “Company”), including from her positions as chairperson of the nominating committee and as a member of each of the audit committee and the compensation committee of the Company’s board of directors (the “Board”), effective September 30, 2026. Ms. Huang’s resignation was due to other commitments and did not result from any disagreement with the Company or the Board regarding the Company’s operations, policies or practices. The nominating committee and the Board are actively searching for a qualified candidate to fill the vacancy resulting from Ms. Huang’s resignation.

Incorporation by Reference

The contents of this Current Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-297531) that was initially filed with the SEC on July 17, 2026 and declared effective by the SEC on July 27, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIOS Tech Inc.

Date: September 30, 2026	By:	/s/ Guo Li
	Name:	Guo Li
	Title:	Co-Chief Executive Officer

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